EXHIBIT 99.3

Exhibit A
LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the "License Agreement") is made and entered into on December 8th , 2011, by and between MedTrak Technologies, Inc., an Arizona corporation ("MedTrak") and AcuNetx, Inc., a Nevada corporation ("AcuNetx").

In the License Agreement, the party who is granting the license will be referred to as MedTrak and the party who is receiving the license will be referred to as AcuNetx.

The parties agree as follows:

Grant of License: MedTrak now owns the rights to manufacture VNG products and owns the exclusive rights to the FDA 510k (currently known or thought to be known as k925111). In accordance with this License Agreement, MedTrak grants AcuNetx the license to produce VNG products under MedTrak's FDA 510k and MedTrak retains all rights, title and ownership of the FDA 510k. MedTrak further retains the rights to manufacture and produce VNG products on its own during the period this License Agreement is in effect. This grant of license only applies to products being produced for use in the United States of America (USA). AcuNetx with be restricted from use of this license outside of the USA.

Payment of Royalty: AcuNetx will pay to MedTrak a royalty in the amount of $500 for each VNG sold by AcuNetx and AcuNetx will deliver to MedTrak the name, address and phone number of all salespersons involved in any transactions under this License Agreement, as well as, providing MedTrak with name, address and phone number of the end user of said VNG. Should that end user change, AcuNetx will immediately notify MedTrak will all changes of information.

Serial Numbers: AcuNetx will at all times make available to MedTrak any serial numbers or internal codings for any VNG products it produces.

FDA Standards: AcuNetx agrees to, at all times, adhere to the MedTrak's marketing and branding standards in compliance with applicable FDA labeling regulation and requirements..

Termination: MedTrak will, at all times, retain the right to immediately revoke any License Agreement made herewith to AcuNetx at its sole discretion, by giving AcuNetx five (5) days notice of such a revocation for which AcuNetx specifically agrees that there will be no ability to cure. Such revocation will be unchallengeable and final after said five (5) day period

Assignment: This License Agreement may be assigned by MedTrak to any party and at any time without encumbrances or interference of any kind from AcuNetx and shall inure to the benefit of MedTrak and their successors and assigns. This License Agreement may NOT be assigned by AcuNetx at any time.

Governing Law/Venue: This License Agreement will be governed by the laws of the State of Arizona. The proper venue for any proceeding at law or in equity will be Maricopa County, Arizona, and the parties waive any right to object to the venue.

Each party acknowledges and agrees that it has reviewed this License Agreement with its counsel and understands and agrees to every provision contained in this License Agreement. Because both Parties are sophisticated and knowledgeable business enterprises represented by legal counsel, the principle of construing an ambiguous provision against the drafter shall be disregarded when construing this License Agreement.

Severability: If any provision of this License Agreement shall be deemed to be invalid or unenforceable by a court of competent jurisdiction, then such unenforceable or invalid provision shall be stricken and deleted from the License Agreement and/or modified to give effect to the intentions of the parties to the fullest extent permitted by applicable law. All remaining provisions of this License Agreement shall be deemed to be in full force and effect.

Entirety of Agreement: This Exhibit A constitutes and governs the entire arrangement between MedTrak and AcuNetx with regard to a License Agreement and there exist no other written or oral contracts, license agreements, notations, letters, or other instruments evidencing obligations or rights between and among the parties with regard to a license agreement. Any amendment(s) to this License Agreement shall not be binding on the parties absent a written amendment duly signed by both parties.

Notice: Any notice required or permitted to be given to the parties pursuant to the terms of this License Agreement shall be in writing or deemed to have been duly given if delivered in person or if mailed, by United States certified mail, return receipt requested, or by overnight carrier, to the following address of the receiving party, or to such other address as either party may subsequently furnish in writing to the other party.

MedTrak: 10182 East Cactus Rd., Scottsdale, Az 85260

AcuNetx: 2301 West 205th Street, Torrance, Ca 90501

Representations and Warranties: The parties hereto warrant and represent that each party has full right, power and authority to enter into this License Agreement and any related Agreements referred to herein and to consummate the transactions contemplated hereby and thereby.

IN WITNESS WHEREOF, the undersigned have signed this License Agreement as of the day and year first above written.

MedTrak Technologies, Inc., an Arizona corporation

December 8, 2011	By	/s/ Mel Shadowens
Mel Shadowens, President

"MedTrak"

AcuNetx, Inc., a Nevada corporation

December 8, 2011	By	/s/ Chapin Hunt, Jr.
Chapin Hunt, Jr., Chairman

AcuNetx

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